                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                       UNDER THE SECURITIES ACT OF 1934

                                AMENDMENT NO. 3


                       Perkins Family Restaurants, L.P.
--------------------------------------------------------------------------------
                          (NAME OF SUBJECT COMPANY)

          Depositary Units Representing Limited Partners' Interests
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 714063 10 4
--------------------------------------------------------------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              Donald F. Wiseman
                       Perkins Family Restaurants, L.P.
                        6075 Poplar Avenue, Suite 800
                              Memphis, TN 38119
                                (901) 766-6400
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                August 4, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Perkins Restaurants, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------


                                                            Page 2 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Restaurant Company, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------


                                                            Page 3 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Donald N. Smith
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 4 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Harrah's Operating Company, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------


                                                            Page 5 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Equitable Life Assurance Society of the United States
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC, CO
--------------------------------------------------------------------------------


                                                            Page 6 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Equitable Companies Incorporated
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


                                                            Page 7 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA-UAP
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


                                                            Page 8 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         FINAXA
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


                                                            Page 9 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 10 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 11 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA Courtage Assurance Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 12 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Alpha Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 13 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Claude Bebear, as AXA Voting Trustee
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 14 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Patrice Garnier, as AXA Voting Trustee
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 15 of 44 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Henri de Clermont-Tonnerre, as AXA Voting Trustee
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 16 of 44 Pages

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") the undersigned hereby amend their Schedule 13D statement dated October 24, 1986, as amended by Amendment No. 1 and Amendment No. 2 thereto (as so amended, the "Schedule 13D"), relating to depositary units representing limited partners' interests (the "Units") of Perkins Family Restaurants, L.P. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the
Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Pursuant to Rule 13d-1(f)(1) under the Act, the undersigned hereby file this Amendment to the Schedule 13D on behalf of Perkins Restaurants, Inc. ("PRI"), The Restaurant Company, Inc. (f/k/a Tennessee Restaurant Company) ("TRC"), Donald N. Smith ("Smith"), Harrah's Operating Company, Inc., formerly known as Embassy Suites, Inc. ("HOC"), The Equitable Life Assurance Society of the United States ("Equitable Life"), The Equitable Companies Incorporated ("EQ"), AXA-UAP ("AXA"), Finaxa, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, Alpha Assurances Vie Mutuelle, Claude Bebear, as AXA Voting Trustee, Patrice Garnier, as AXA Voting Trustee and Henri de Clermont-Tonnerre, as AXA Voting Trustee. PRI, TRC, Smith, HOC, Equitable Life, EQ and the other entities referred to in the previous sentence are sometimes collectively referred to herein as the "Reporting Persons."

     As a result of occurences since the filing of the last amendment to the
Schedule 13D, ILP, BMA and Cameron will no longer be Reporting Persons with respect to this filing and any future amendments to the Schedule 13D.

     (b) -- (c) Equitable Life AND ITS AFFILIATES:

     EQ and Subsidiaries.  EQ is a holding company.  As of June 30, 1997,
AXA beneficially owned approximately 60.5% of the outstanding common stock of EQ as well as certain shares of convertible preferred stock. EQ and its subsidiaries (including Equitable Life, a wholly-owned subsidiary) provide diversified financial services to a broad spectrum of insurance, investment management and investment banking customers.

     AXA-UAP. AXA is a holding company for an international group of insurance and related financial service companies. The address of AXA's principal business and office is 9, Place Vendome, 75001 Paris, France. As of March 5, 1997, 22.4% of the ordinary shares (representing 32.8% of the voting power) of AXA were directly or indirectly controlled by Finaxa. As of March 5, 1997, the Mutuelles AXA, in addition to their indirect beneficial ownership of AXA ordinary shares through Finaxa, directly beneficially owned 3.5% of AXA's ordinary shares (representing 5.0% of the voting power). In addition, as of March 5, 1997, 4.0%



                                                             Page 17 of 44 Pages
of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

     Finaxa. Finaxa is a holding company. The address of Finaxa's principal business and office is 23, avenue Matignon, 75008 Paris, France. As of March 5, 1997, 61.4% of the voting shares (representing 72.0% of the voting power) of Finaxa were owned by the Mutuelles AXA (one of which, AXA Assurances I.A.R.D. Mutuelle, owned 34.9% of the voting shares, representing 40.0% of the voting power), and 23.7% of the voting shares (representing 14.6% of the voting power) of Finaxa were owned by Banque Paribas, a French bank. Acting as a group, the Mutuelles AXA control Finaxa and AXA.

     The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and Alpha Assurances Vie Mutuelle. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: (i) for each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, 21, rue de Chateaudun, 75009 Paris, France; (ii) for Alpha Assurances Vie Mutuelle, Tour Franklin, 100-101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France; and (iii) for AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand, 75002 Paris, France.

     The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over EQ and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of EQ having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of EQ. Information with respect to the Trustees is set forth below in the information regarding AXA-UAP since each of the Trustees is a member of either the Executive Committee or the Supervisory Board of AXA-UAP.

              Executive Officers and Directors of Equitable Life

     The names of the directors and the names and titles of the executive officers of Equitable Life and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Equitable Life at 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Equitable Life and each individual is a United States citizen.


  Name, Business Address         Present Principal Occupation
  ----------------------         ----------------------------




                                                             Page 18 of 44 Pages


  *Claude Bebear (1)             Chairman of the Executive Board, AXA-UAP
  AXA-UAP
  23 avenue Matignon
  75008 Paris, France

  *Christopher J. Brocksom (2),  Retired Chief Executive Officer, AXA Equity &
  Elbury 9                       Law Life Assurance Society
  Weedon Lane
  Buckinghamshire HP6505
  England

  *Francoise Colloc'h(1)         Senior Executive Vice President, Group Human
  AXA-UAP                        Resources and Communications, AXA-UAP
  23, avenue Matignon
  75008 Paris, France

  *Henri de Castries (1)         Senior Executive Vice President Financial Services
  AXA-UAP                        and Life Insurance Activities (U.S. and U.K.),
  23, avenue Matignon            AXA-UAP
  75008 Paris, France

  *Joseph L. Dionne              Chairman and Chief Executive Officer,
  The McGraw-Hill                The McGraw-Hill Companies (publishing)
  Companies
  1221 Avenue of the Americas
  New York, NY  10020

  *William T. Esrey              Chairman of the Board and Chief Executive
  Sprint Corporation             Officer, Sprint Corporation (telecommunications)
  P.O. Box 11315
  Kansas City, MO  64112

  *Jean-Rene Fourtou (1)         Chairman and Chief Executive Officer,
  Rhone-Poulenc S.A.             Rhone-Poulenc S.A.
  25 quai Paul Doumer            (manufacturer of chemical and agricultural
  92408 Courbevoie, CEDEX        products)
  France

  *Norman C. Francis             President, Xavier University of Louisiana
  Xavier University of Louisiana
  7235 Palmetto Street
  New Orleans, LA  70125


                                                             Page 19 of 44 Pages


  Robert E. Garber                 Executive Vice President and General Counsel;
                                   Executive Vice President and General Counsel, The
                                   Equitable Companies Incorporated

  *Donald J. Greene, Esq.          Partner, LeBoeuf,  Lamb, Greene & MacRae (law
  LeBoeuf, Lamb, Greene & MacRae   firm)
  125 West 55th Street
  New York, NY 10019

  *John T. Hartley                 Retired Chairman and Chief Executive Officer,
  Harris Corporation               currently Director, Harris Corporation
  1025 Nasa Boulevard              (manufacturer of electronic, telephone and copying
  Melbourne, FL  32919             systems)

  *John H.F. Haskell, Jr.          Director and Managing Director, Dillon, Read &
  Dillon, Read & Co., Inc.         Co., Inc. (investment banking firm)
  535 Madison Avenue
  New York, NY  10022

  *Mary R. (Nina) Henderson        President, CPC Specialty Markets Group, CPC
  CPC Specialty Markets Group      International, Inc. (food manufacturer)
  700 Sylvan Avenue
  Englewood, NJ  07632

  *W. Edwin Jarmain (3)            President, Jarmain Group Inc. (private investment
  Jarmain Group Inc.               holding company)
  121 King Street West
  Suite 2525
  Toronto, Ontario M5H 379
  Canada

  *G. Donald Johnston, Jr.         Retired Chairman and Chief Executive Officer,
  184-400 Ocean Rd.                JWT Group, Inc. (advertising)
  John's Island
  Vero Beach, FL  32963

  *Winthrop Knowlton               Chairman, Knowlton Brothers, Inc. (private
  Knowlton Brothers, Inc.          investment firm); President and Chief Executive
  530 Fifth Avenue                 Officer, Knowlton Associates, Inc. (consulting
  New York, NY  10036              firm)


                                                             Page 20 of 44 Pages


*George T. Lowy                      Counselor-at-Law, Partner, Cravath, Swaine &
Cravath, Swaine & Moore              Moore (law firm)
825 Eighth Avenue
New York, NY 10019

*William T. McCaffrey                Senior Executive Vice President and Chief
                                     Operating Officer; Executive Vice President and Chief
                                     Administrative Officer, The Equitable Companies Incorporated

*Joseph J. Melone                    Chairman of the Board

*Edward D. Miller                    President and Chief Executive Officer; President
                                     and Chief Executive Officer, The Equitable
                                     Companies Incorporated

Peter D. Noris                       Executive Vice President and Chief Investment
                                     Officer; Executive Vice President and Chief
                                     Investment Officer, The Equitable Companies
                                     Incorporated

*Didier Pineau-Valencienne(1)        Chairman and Chief Executive Officer,
Schneider S.A.                       Schneider S.A. (electrical equipment)
64/70, avenue Jean Baptiste Clement
92646 Boulogne Billancourt Cedex,
France

*George J. Sella, Jr.                Retired Chairman and Chief Executive Officer,
American Cyanamid Company            American Cyanamid Company
P.O. Box 397                         (manufacturer pharmaceutical products and
                                     agricultural products)

Newton, NJ  07860

Jose Suquet                          Executive Vice President and Chief Agency
                                     Officer; Executive Vice President, The Equitable
                                     Companies Incorporated

Stanley B. Tulin                     Senior Executive Vice President and Chief
                                     Financial Officer; Executive Vice President and
                                     Chief Financial Officer, The Equitable Companies
                                     Incorporated


                                                             Page 21 of 44 Pages


*Dave H. Williams                           Chairman and Chief Executive Officer, Alliance
Alliance Capital Management Corporation     Capital Management Corp. (investment company)
1345 Avenue of the Americas
New York, NY  10105

________________________

* Director
(1) Citizen of the Republic of France
(2) Citizen of the United Kingdom
(3) Citizen of Canada



                                                             Page 22 of 44 Pages

                       Executive Officers and Directors
                                      of
                     The Equitable Companies Incorporated

     The names of the Directors and the names and titles of the Executive Officers of The Equitable Companies Incorporated ("EQ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of EQ at 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to EQ and each individual is a United States citizen.


Name, Business Address                Present Principal Occupation
----------------------                ----------------------------
*Claude Bebear (1)                    Chairman of the Board; Chairman of the Executive
AXA-UAP                               Board, AXA-UAP
23, avenue Matignon
75008 Paris, France

*John S. Chalsty                      Chairman and Chief Executive Officer, Donaldson,
Donaldson, Lufkin & Jenrette, Inc.    Lufkin & Jenrette, Inc.
277 Park Avenue
New York, NY  10172

*Francoise Colloc'h (1)               Senior Executive Vice President, Group Human
AXA-UAP                               Resources and Communications, AXA-UAP
23, avenue Matignon
75008 Paris, France

*Henri de Castries (1)                Vice Chairman of the Board; Senior Executive
AXA-UAP                               Vice President, Financial Services and Life
23, avenue Matignon                   Insurance Activities, AXA-UAP
75008 Paris, France

*Joseph L. Dionne                     Chairman and Chief Executive Officer,
The McGraw-Hill Companies             The McGraw-Hill Companies (publishing)
1221 Avenue of the Americas
New York, NY  10020

*William T. Esrey                     Chairman of the Board and Chief Executive
Sprint Corporation                    Officer, Sprint Corporation (telecommunications)
P.O. Box 11315
Kansas City, MO  64112



                                                             Page 23 of 44 Pages

*Jean-Rene Fourtou (1)                  Chairman and Chief Executive Officer,
Rhone-Poulenc S.A.                      Rhone-Poulenc S.A. (manufacturer of chemicals
25 quai Paul Doumer                     and agricultural products)
92408 Courbevoie,
France

*Jacques Friedmann (1)                  Chairman of the Supervisory Board,
AXA-UAP                                 AXA-UAP
9, Place Vendome
75001 Paris  France

Robert E. Garber                        Executive Vice President and General Counsel;
                                        Executive Vice President and General Counsel, The
                                        Equitable Life Assurance Society of the United States

*Donald J. Greene, Esq.                 Partner, LeBoeuf, Lamb, Greene & MacRae, L.L.P.
LeBoeuf, Lamb, Greene & MacRae, L.L.P.  (law firm)
125 West 55th Street
New York, NY 10019

*Anthony J. Hamilton (2)                Group Chairman and Chief Executive Officer,
35 Wilson Street                        Fox-Pitt, Kelton Group Limited (investment banking firm)
London, England  EC2M 2SJ

*John T. Hartley                        Retired Chairman and Chief Executive Officer,
Harris Corporation                      currently Director, Harris Corporation
1025 Nasa Boulevard                     (manufacturer of electronic, telephone and copying
Melbourne, FL  32919                    systems)

*John H. F. Haskell, Jr.                Director and Managing Director, Dillon, Read &
Dillon, Read & Co., Inc.                Co., Inc. (investment banking firm)
535 Madison Avenue
New York, NY  10022

*Mary R. (Nina) Henderson               President, CPC Specialty Markets Group, CPC
CPC Specialty Markets Group             International, Inc. (food manufacturer)
700 Sylvan Avenue
Englewood, NJ  07632




                                                             Page 24 of 44 Pages

*W. Edwin Jarmain (3)                President, Jarmain Group Inc. (private investment
Jarmain Group Inc. Suite 2525        holding company)
121 King Street West
Toronto, Ontario M5H 3T9
Canada

*Winthrop Knowlton                   Chairman, Knowlton Brothers, Inc. (private
Knowlton Brothers, Inc.              investment firm); President and Chief Executive
530 Fifth Avenue                     Officer, Knowlton Associates Inc. (consulting
New York, NY  10036                  firm)

William T. McCaffrey                 Executive Vice President and Chief Administrative
                                     Officer; Senior Executive Vice President and Chief
                                     Operating Officer, The Equitable Life Assurance
                                     Society of the United States

*Joseph J. Melone                    Chairman of the Board, The Equitable Life
                                     Assurance Society of the United States

*Edward D. Miller                    President and Chief Executive Officer; President
                                     and Chief Executive Officer, The Equitable Life
                                     Assurance Society of the United States

Peter D. Noris                       Executive Vice President and Chief Investment
                                     Officer; Executive Vice President and Chief
                                     Investment Officer, The Equitable Life Assurance
                                     Society of the United States

*Didier Pineau-Valencienne(1)        Chairman and Chief Executive Officer,
64-70, avenue Jean Baptiste Clement  Schneider S.A. (electric equipment)
92646 Boulogne Cedex,
France

*George J. Sella, Jr.                Retired Chairman, President and Chief Executive
American Cyanamid Company            Officer, American Cyanamid Company
P.O. Box 397                         (manufacturer of pharmaceutical products and
Newton, NJ  07860                    agricultural products)

Jose Suquet                          Executive Vice President; Executive Vice President
                                     and Chief Agency Officer; The Equitable Life
                                     Assurance Society of the United States


                                                             Page 25 of 44 Pages

Stanley B. Tulin                     Executive Vice President and Chief Financial
                                     Officer; Senior Executive Vice President and Chief
                                     Financial Officer, The Equitable Life Assurance
                                     Society of the United States

*Dave H. Williams                    Chairman and Chief Executive Officer, Alliance
Alliance Capital Management          Capital Management Corp. (investment adviser)
 Corporation
1345 Avenue of the Americas
New York, NY  10105

_________________________

*   Director
(1) Citizen of the Republic of France
(2) Citizen of United Kingdom
(3) Citizen of Canada




                                                             Page 26 of 44 Pages

             Members of Executive Committee and Supervisory Board
                                      of
                                   AXA-UAP

     The names and titles (for the Executive Committee members) of the Members of the Executive Committee and Supervisory Board of AXA-UAP and their business addresses and principal occupations are set forth below. If no address is given, the Member's business is 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA-UAP and each individual is a citizen of the Republic of France.

Members of the Executive Committee

Name, Business Address              Present Principal Occupation
----------------------              ----------------------------
Claude Bebear                       Chairman of the Executive Board

Donald Brydon (1)                   Senior Executive Vice President, AXA Asset
                                    Management Europe

Henri de Castries                   Senior Executive Vice President, Financial Services
                                    and Insurance Activities (U.S. and U.K.)

John Chalsty (2)                    Senior Executive Vice President; Chairman and
                                    Chief Executive Officer, Donaldson, Lufkin &
                                    Jenrette, Inc. (investment banking)

Francoise Colloc'h                  Senior Executive Vice President, Group Human
                                    Resources and Communications

Jean-Pierre Gerard (3)              Senior Executive Vice President; Chief Executive
                                    Officer, Royale Belge (insurance)

Michael Hart (1)                    Senior Executive Vice President; Chief Executive
                                    Officer, Sun Life & Provincial Holdings PLC
                                    (insurance)

Denis Kessler                       Senior Executive Vice President, Insurance
                                    Activities outside France, U.K. and the U.S.

Claas Kleyboldt (4)                 Senior Executive Vice President; Chairman of the
                                    Executive Board of Colonia Konzern AG
                                    (insurance)



                                                             Page 27 of 44 Pages


Gerard de La Martiniere               Senior Executive Vice President, Chief Financial
                                      Officer

Joseph J. Melone (2)                  Senior Executive Vice President; Chief Executive
                                      Officer, The Equitable Companies Incorporated

Jean-Louis Meunier                    Senior Executive Vice President, Chief
                                      Underwriting Officer

Edward D. Miller (2)                  President and Chief Executive Officer, The
                                      Equitable Companies Incorporated and the
                                      Equitable Life Assurance Society of the United
                                      States

Michel Pinault                        Senior Executive Vice President, Group Administration

Claude Tendil                         Senior Executive Vice President, Chairman and
                                      Chief Executive Officer - French Insurance
                                      Activities, international risks, transnational
                                      insurance projects and information systems policy

Geoff Tomlinson (5)                   Senior Executive Vice President; Managing
                                      Director, National Mutual Holdings (insurance)

Dave H. Williams (2)                  Senior Executive Vice President; Chairman and
                                      Chief Executive Officer, Alliance Capital
                                      Management Corporation (investment adviser)



                                                             Page 28 of 44 Pages

                     Members of the Supervisory Board


Name, Business Address                Present Principal Occupation
----------------------                ---------------------------------
Jacques Friedmann                     Chairman of the Supervisory Board
9 Place Vendome
75008 Paris, France

Jean-Louis Beffa                      Chairman and Chief Executive Officer, Compagnie
"Les Miroirs"                         de St. Gobain (industry)
Cedex 27
92096 Paris La Defense, France

Antoine Bernheim                      General Partner, Lazard Freres et Cie (investment
121, Boulevard Haussman               banking); Chairman, Assicurazioni Generali
75008 Paris, France                   S.p.A. (insurance)


Jacques Calvet                        Chairman of the Executive Board, Peugeot S.A.
75, avenue de la Grande Armee         (auto manufacturer)
75116 Paris, France

Henri de Clermont-Tonnerre            Chairman of the Supervisory Board, Qualis SCA
90, rue de Miromesnil                 (transportation)
75008 Paris, France

David Dautresme                       General Partner, Lazard Freres et Cie (investment
121, Bulevard Haussman                banking)
75008 Paris, France

Guy Dejouany                          Honorary Chairman, Compagnie General des Eaux
52, rue d'Anjou                       (industry and services)
75008 Paris, France

Paul Desmarais (7)                    Chairman and Chief Executive Officer, Power
751, Square Victoria                  Corporation of Canada (industry and services)
Montreal Quebec
H3Y 3J7 Canada

Jean-Rene Fourtou                     Chairman and Chief Executive Officer,
25, quai Paul Doumer                  Rhone-Poulenc S.A. (industry)
92408 Courbevoie, France


                                                             Page 29 of 44 Pages


Michel Francois-Poncet                  Chairman of the Supervisory Board, Compagnie
3, rue d'Autin                          Financiere de Paribas (financial services and
75002 Paris, France                     banking)

Patrice Garnier                         Retired
Latreaumont
76360 Baretin, France

Anthony J. Hamilton (1)                 General Partner, Fox-Pitt, Kelton Limited (finance)
35 Wilson Street
London, England  EC2M 2SJ

Henri Hottinguer (6)                    Chairman and Chief Executive Officer, Banque
38, rue de Provence                     Hottinguer (banking)
75009 Paris, France

Richard H. Jenrette (2)                 Senior Advisor, Donaldson, Lufkin & Jenrette, Inc.
c/o Donaldson, Lufkin & Jenrette, Inc.  (investment banking)
277 Park Avenue
New York, New York  10172

Henri Lachmann                          Chairman and Chief Executive Officer, Strafor
56, rue Jean Giraudoux                  Facom (industry)
67000 Strasbourg, France

Gerard Mestrallet                       Chairman and Chief Executive Officer, Compagnie
1, rue d'Astorg                         de Suez (finance)
75008 Paris, France

Friedel Neuber                          Chairman of the Executive Board, WestDeutsche
Girozentrade Herzogstrasse 15           Landesbank (banking)
D40127 Dusseldorf, Germany

Alfred von Oppenheim (4)                Chairman, Bank Oppenheim (banking)
Konsortium Oppenheim
Unter Sachsenrausen 4
50667 Koln, Germany

Michel Pebereau                         Chairman and Chief Executive Officer, Banque
16, Boulevard des Italiens              Nationale de Paris (banking)
75009 Paris, France



                                                             Page 30 of 44 Pages


Didier Pineau-Valencienne               Chairman and Chief Executive Officer, Schneider
64-70, avenue Jean Baptiste Clement     S.A. (electric equipment)
92646 Boulogne Cedex, France

Bruno Roger                             General Partner, Lazard Freres & Cie (investment
21, Boulevard Hausmann                  banking)
75008 Paris, France

Simone Rozes                            First Honorary President, Cour de Cassation
2, rue Villaret de Joyeuse              (government)
75017 Paris, France


__________________________
(1)  Citizen of the United Kingdom
(2)  Citizen of the United States of America
(3)  Citizen of Belgium
(4)  Citizen of Germany
(5)  Citizen of Australia
(6)  Citizen of Switzerland
(7)  Citizen of Canada




                                                             Page 31 of 44 Pages

                            Executive Officers and
                     Members of Conseil d'Administration
                                      of
                                    Finaxa

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.


Name, Business Address           Present Principal Occupation
----------------------           ----------------------------

*Claude Bebear                   Chairman and Chief Executive Officer; Chairman
                                 of the Executive Board, AXA-UAP

*Henri de Castries               Senior Executive Vice President, Financial
                                 Services and Life Insurance Activities (U.S. &
                                 U.K.), AXA-UAP


*Henri de Clermont-Tonnerre      Chairman of the Supervisory Board, Qualis SCA
90, rue de Miromesnil            (transportation)
75008 Paris, France

*Jean-Rene Fourtou               Chairman and Chief Executive Officer,
25, quai Paul Doumer             Rhone-Poulenc S.A. (industry)
92408 Courbevoie, France

*Patrice Garnier                 Retired
Latreaumont
76360 Baretin, France

*Henri Hottinguer (1)            Chairman and Chief Executive Officer, Banque
38, rue de Provence              Hottinguer (banking)
75009 Paris, France

*Paul Hottinguer (1)             Assistant Chairman and Chief Executive Officer
38, rue de Provence              Banque Hottinguer (banking)
75009 Paris, France

*Henri Lachmann                  Chairman and Chief Executive Officer, Strafor
56, rue Jean Giraudoux           Facom (office furniture)
67000 Strasbourg, France


                                                            Page 32 of 44 Pages

*Andre Levy-Lang                  Chief Executive Officer, Paribas (banking)
 3, rue d'Antin
 75002 Paris, France

 Gerard de la Martiniere          Chief Executive Officer; Senior Executive Vice
                                  President, Chief Financial Officer, AXA-UAP

*Georges Rousseau                Retired
2,   rue des Mouettes
76130 Mont Saint Aignan,
France


______________________________
*    Member, Conseil d'Administration
(1)  Citizen of Switzerland















                                                            Page 33 of 44 Pages

                            Executive Officers and
                     Members of Conseil d'Administration
                                      of
                       AXA ASSURANCES I.A.R.D. MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address           Present Principal Occupation
----------------------           ----------------------------

*Claude Bebear                   Chairman; Chairman of the Executive Board,
23, avenue Matignon              AXA-UAP
75008 Paris, France

Jean-Luc Bertozzi                Executive Officer

*Jean-Pierre Chaffin             Manager, Federation de la Metallurgie
5, rue la Bruyere                (industry)
75009 Paris, France

*Gerard Coutelle                 Retired

*Henri de Castries               Senior Executive Vice President, Financial
23,  avenue Matignon             Services and Life Insurance Activities (U.S. &
75008 Paris, France              U. K.), AXA-UAP

*Patrice Garnier                 Retired
Latreaumont
76360 Baretin, France

*Henri Lachmann                  Chairman and Chief Executive Officer, Strafor
56, rue Jean Giraudoux           Facom (office furniture)
67000 Strasbourg, France

*Francois Richer                 Retired

*Georges Rousseau                Retired
2, rue des Mouettes
76130 Mont Saint Aignan, France


                                                             Page 34 of 44 Pages

*Claude Tendil                      Chief Executive Officer; Senior Executive
                                    Vice President, French Insurance
                                    Activities, AXA-UAP


*Nicolas Thiery                     Chairman and Chief Executive Officer,
6 Cite de la Chapelle               Etablissements Jaillard (management
75018 Paris, France                 consulting)

*Francis Vaudour                    Chief Executive Officer, Segafredo Zanetti
14, boulevard Industriel            France S.A. (coffee importing and
76301 Sotteville les Rouen, France  processing)

*Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
25, quai Paul Doumer                Rhone-Poulenc S.A. (industry)
92408 Courbevoie, France


____________________________
*    Member, Conseil d'Administration





                                                             Page 35 of 44 Pages

                            Executive Officers and
                     Members of Conseil d'Administration
                                      of
                         AXA ASSURANCES VIE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

Name, Business Address              Present Principal Occupation
----------------------              ----------------------------

*Claude Bebear                      Chairman; Chairman of the Executive Board,
23, avenue Matignon                 AXA-UAP
75008 Paris, France

Jean-Luc Bertozzi                   Executive Officer

*Jean-Pierre Chaffin                Manager, Federation de la Metallurgie
5,   rue la Bruyere                 (industry)
75009 Paris, France

*Henri de Castries                  Senior Executive Vice President, Financial
23,  avenue Matignon                Services and Life Insurance Activities,
75008 Paris, France                 (U.S. & U.K.), AXA-UAP


*Henri de Clermont-Tonnerre         Chairman of the Supervisory Board, Qualis
90, rue de Miromesnil               SCA (transportation)
75008 Paris, France

*Gerard Coutelle                    Retired

*Jean-Rene Fourtou                  Chairman and Chief Executive Officer,
25, quai Paul Doumer                Rhone-Poulenc S.A. (industry)
92408 Courbevoie, France

*Henri Lachmann                     Vice Chairman; Chairman and Chief Executive
56, rue Jean Giraudoux              Officer, Strafor Facom (office furniture)
67000 Strasbourg, France

*Francois Richer                    Retired



                                                             Page 36 of 44 Pages

*Georges Rousseau                   Retired
2,   rue des Mouettes
76130 Mont Saint Aignan, France

*Claude Tendil                      Chief Executive Officer; Senior Executive
                                    Vice President, French Insurance
                                    Activities, AXA-UAP

*Nicolas Thiery                     Chairman and Chief Executive Officer,
6 Cite de la Chapelle               Etablissements Jaillard (management
75018 Paris, France                 consulting)

*Francis Vaudour                    Chief Executive Officer, Segafredo Zanetti
14, boulevard Industriel            France S.A. (coffee importing and
76301 Sotteville les Rouen, France  processing)



____________________________
*    Member, Conseil d'Administration














                                                            Page 37 of 44 Pages

                            Executive Officers and
                     Members of Conseil d'Administration
                                      of
                       AXA COURTAGE ASSURANCE MUTUELLE

     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Courtage Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Courtage Assurance Mutuelle at 26, rue de Louis-le-Grand, 75002 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Courtage Assurance Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

*Claude Bebear                     Chairman; Chairman of the Executive Board,
23, avenue Matignon                AXA-UAP
75008 Paris, France

*Francis Cordier                   Chairman and Chief Executive Officer, Group
rue Nicephore Niepce BP 232 76304  Demay Lesieur (food industry)
Sotteville Les Rouen, France

*Gerard Coutelle                   Retired


*Henri de Castries                 Senior Executive Vice President, Financial
23, avenue Matignon                Services and Life Insurance Activities, (U.S.
75008 Paris, France                & U.K.), AXA-UAP


*Jean-Rene Fourtou                 Chairman and Chief Executive Officer,
25, quai Paul Doumer               Rhone-Poulenc S.A. (industry)
92408 Courbevoie, France

*Patrice Garnier                   Retired
Latreaumont
76360 Baretin, France

*Henri Lachmann                    Vice Chairman; Chairman and Chief Executive
56, rue Jean Giraudoux             Officer, Strafor Facom (office furniture)
67000 Strasbourg, France



                                                             Page 38 of 44 Pages

*Francis Magnan                   Chairman and Chief Executive Officer,
50, boulevard des Dames           Compagnie Daher (air and sea transportation)
13002 Marseille, France


*Jean de Ribes                    Chairman and Chief Executive Officer, Banque
13, rue Notre Dame des Victoires  Rivaud (banking)
75008 Paris, France

*Georges Rousseau                 Retired
2, rue des Mouettes
76130 Mont Saint Aignan, France

*Jean-Paul Saillard               Manager, AXA-UAP
23, avenue Matignon
75008 Paris, France

*Claude Tendil                    Chief Executive Officer; Senior Executive Vice
21, rue de Chateaudun             President, French Insurance Activities,
75009 Paris, France               AXA-UAP



_________________________
*    Member, Conseil d'Administration













                                                             Page 39 of 44 Pages

                            Executive Officers and
                     Members of Conseil d'Administration
                                      of
                        ALPHA ASSURANCES VIE MUTUELLE


     The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.


Name, Business Address            Present Principal Occupation
----------------------            ----------------------------

*Claude Bebear                    Chairman; Chairman of the Executive Board,
23, avenue Matignon               AXA-UAP
75008 Paris, France

*Henri Brischoux                  Corporate Secretary; G.I.E. AXA France
21, rue de Chateaudun
75009 Paris, France

*Bernard Cornille                 Audit Manager, AXA Assurances
21, rue de Chateaudun
75009 Paris, France

*Henri de Castries                Senior Executive Vice President, Financial
23, avenue Matignon               Services and Life Insurance Activities,
75008 Paris, France               (U.S. and U.K.), AXA-UAP



*Henri de Clermont-Tonnerre       Chairman of the Supervisory Board, Qualis SCA
90, rue de Miromesnil             (transportation)
75008 Paris, France

*Claude Fath                      Executive Officer

*Jean-Rene Fourtou                Chairman and Chief Executive Officer,
25, quai Paul Doumer              Rhone-Poulenc S.A. (industry)
92408 Courbevoie, France



                                                            Page 40 of 44 Pages

*Patrice Garnier                  Retired
Latreaumont
76360 Baretin, France

*Henri Lachmann                   Vice Chairman; Chairman and Chief Executive
56, rue Jean Giraudoux            Officer, Strafor Facom (office furniture)
67000 Strasbourg, France

*Georges Rousseau                 Retired
2, rue des Mouettes
76130 Mont Saint Aignan, France

*Claude Tendil                    Chief Executive Officer; Senior Executive Vice
21, rue de Chateaudun             President, French Insurance Activities,
75009 Paris, France               AXA-UAP

*Francis Vaudour                  Chief Executive Officer, Segafredo Zanetti
14, boulevard Industriel          France S.A. (coffee importing and processing)
76301 Sotteville les Rouen,France



_______________________________
*    Member, Conseil d'Administration




                                                             Page 41 of 44 Pages

ITEM 4. PURPOSE OF TRANSACTION.

     On August 4, 1997, TRC proposed to the Issuer that TRC acquire the Units of the Issuer that are not already owned by TRC through an all cash merger (the "Merger"). Under TRC's proposal, the public holders of Units would receive $13.00 per Unit in the Merger. TRC proposed that the Merger be conditioned upon an affirmative vote of the holders of a majority of the publicly held Units voting on the Merger.

     The proposed Merger is subject to TRC's obtaining adequate financing for the purchase price on terms acceptable to TRC and to the negotiation of a mutually acceptable definitive agreement. TRC currently anticipates that the Merger would be financed with borrowed funds.

     TRC proposes to execute a definitive agreement immediately, with the goal of completing the Merger before the end of the 1997 calendar year.

     The form of letter dated August 4, 1997 setting forth TRC's proposal is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press release dated August 4, 1997 announcing TRC's proposal is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

     (a) PRI is the direct owner of 5,043,000 Units. PRI is a wholly-owned subsidiary of TRC. Smith, HOC and Equitable Life are the owners (directly or indirectly) of 33.2%, 33.2% and 28.1%, respectively, of the outstanding capital stock of TRC. By virtue of such ownership in TRC, Smith, HOC and Equitable Life may be deemed to have shared voting and dispositive power over all of the Units owned directly by PRI.

     Because of EQ's ownership interest in Equitable Life, EQ may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Units that may be deemed to be beneficially owned indirectly by Equitable Life.

     Because of AXA-UAP's ownership interest in EQ, and the AXA Voting Trustees' power to vote the EQ shares placed in the AXA Voting Trust, each of AXA-UAP and the AXA Voting Trustees may be deemed, for purposes of Rule
13d-3 under the Act, to beneficially own indirectly the Units that EQ may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA-UAP of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act to beneficially own indirectly the Units that AXA-UAP may be deemed to beneficially own indirectly. AXA-UAP, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees expressly disclaim beneficial ownership of any of the Units.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.:  DESCRIPTION:

99.1          Form of TRC letter to PMC dated August 4, 1997.

99.2          Press release dated August 4, 1997.

99.3          Agreement pursuant to Rule 13d-l(f)(l)(ii).



                                                             Page 42 of 44 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1997

PERKINS RESTAURANTS, INC.


By: /s/ Donald N. Smith
   ---------------------------
Name:  Donald N. Smith
Title:

THE  RESTAURANT COMPANY, INC.


By: /s/ Donald N. Smith
   ---------------------------
Name:  Donald N. Smith
Title:

/s/ Donald N. Smith
------------------------------
     DONALD N. SMITH

HARRAH'S OPERATING COMPANY, INC.


By: /s/ Charles L. Atwood
   ---------------------------
Name:  Charles L. Atwood
Title: Vice President and Treasurer

THE  EQUITABLE LIFE ASSURANCE
SOCIETY OF THE UNITED STATES


By:  /s/ Alvin H. Fenichel
    __________________________
Name: Alvin H. Fenichel
Title: Senior Vice President and Controller



                                                             Page 43 of 44 Pages

THE  EQUITABLE COMPANIES INCORPORATED


By: /s/ Alvin H. Fenichel
   ------------------------------------
Name:   Alvin H. Fenichel
Title:  Senior Vice President and Controller



AXA-UAP
FINAXA
AXA ASSURANCES I.A.R.D. MUTUELLE
AXA ASSURANCES VIE MUTUELLE
AXA COURTAGE ASSURANCE MUTUELLE
ALPHA ASSURANCES VIE MUTUELLE
CLAUDE BEBEAR, AS AXA VOTING TRUSTEE
PATRICE GARNIER, AS AXA VOTING TRUSTEE
HENRI DE CLERMONT-TONNERRE, AS AXA VOTING TRUSTEE

Signed on behalf of each of the above



By: /s/ Alvin H. Fenichel
    ------------------------------------------
Name:   Alvin H. Fenichel
Title:  Attorney-in-fact





                                                             Page 44 of 44 Pages